BAKER
DONELSON
BEARMAN, CALDWELL
& BERKOWITZ, PC

MONARCH PLAZA
SUITE 1600
3414 PEACHTREE ROAD N.E.
ATLANTA, GEORGIA 30326
PHONE: 404.577.6000
FAX: 404.221.6501

www.bakerdonelson.com

HENRY B. LEVI
Direct Dial: 404.221.6508
Direct Fax: 404.238.9708
E-Mail Address: hlevi@bakerdonelson.com

December 10, 2007

VIA FEDERAL EXPRESS

John Reynolds, Assistant Director
Office of Beverages, Apparel and Healthcare Services
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20509

> **Re:** *National House Care, Inc.*
> *Form 1-A*
> *File No.: 24-10185*
> *Detailed Response to November 30, 2007 Comment Letter*

Dear Mr. Reynolds:

We have received and reviewed with our client the Comment Letter dated November 30, 2007 relating to the above-captioned Regulation A filing. Below we have restated each of the numbered comments and have included following each comment our response or an explanation of how the comment has been addressed. Concurrently with this letter, we are filing Amendment No. 3 to the Form 1-A Offering Statement. For your convenience, we enclose an unbound, unmarked copy of the Amendment, as well as a marked copy of (i) the Offering Statement Parts I and III, (ii) the Offering Circular (other than financial statements) and (iii) the advertising Exhibit. Page numbers in this letter refer to actual page numbers in Offering Circular contained within Offering Statement Amendment No. 3.

Please note that in addition to changes responsive to your comments and other updating changes, the Offering Circular also reflects changes that are in response to comments from state securities administrators.

Dilution page 21

> 1. *Show us how you calculated dilution per share to new investors for both the minimum and maximum offering scenarios. Based on the information presented it appears these amounts should be $0.82 and $0.73, respectively. Please advise or revise your table accordingly.*

A2 HBL 1835314 v1
2906879-000002 12/6/2007

We attach supplementally a worksheet showing how we calculated the $0.81 and $0.72 per share dilution amounts for the minimum and maximum offering scenarios, respectively. We believe this worksheet clearly sets out our methodology and will enable you to confirm that this methodology is correct. We hypothesize that the one-cent difference between your calculations and ours may be attributable to estimated offering expenses. Of the $200,000 in estimated offering expenses, approximately $120,000 had already been incurred through September 30, 2007, and thus already reflected in the negative book value of the common stock as of that date. This means that only approximately $80,000, representing the estimated additional offering expenses, should be factored into the calculations of pro forma book value per share and corresponding pro forma dilution per share. For clarification, we have added additional references to the $80,000 in the text both before and after the dilution table on pages 22-23.

Periodic Service Plans, page 30

2.   *We reviewed your revised disclosure in the financial statements (Note A) and in MD&A on page 26 in response to our prior comment 18. Specifically for the service plans, you disclose that (i) services are provided at standard hourly rates, (ii) you do not accept advance payments for these plans and (iii) the customer may decline any visit without incurring a charge. Clarify how this disclosure in consistent with that hereon that states a preset amount of handyman time is included within the cost of the service plan.*

We have added additional disclosure on page 30 of the Offering Circular to clarify and reconcile this disclosure section with the disclosure in the Management's Discussion and Analysis relating to the Periodic Service Plans. In short, as discussed in the expanded disclosure, while a client can cancel a particular scheduled periodic visit or an entire service plan at no charge, if the visit does take place the amount of services and the fee are pre-set unless they are increased because more than the agreed-upon hours are needed to perform the services. Both the pre-set hours and the additional hours are charged at standard hourly rates.

3.   *In conjunction with the comment above and considering there is no commitment by the customer (e.g. up-front fee or required number of service visits, billing at standard hourly rates, etc.) for a periodic service plan, clarify the difference between these service plans and one-time handyman services and further support your assertion of your ability to generate recurring revenue from these plans.*

Additional disclosures have been added on page 30 of the Offering Circular, explaining why the Company believes that its Periodic Service Plans tend to generate recurring revenue. Because clients are able to cancel Periodic Service Plans, there is no guarantee of recurring revenue, but for the reasons stated in the expanded disclosure the Company believes that clients will tend to continue their Periodic Plans.

John Reynolds, Assistant Director
December 10, 2007
Page 3

Audited Financial Statements

General

> ' 4. *We note you restated your financial statements in response to our prior comment 15. Please revise to disclose prominently on the face of the financial statements that they have been restated, provide a note to the financial statements that thoroughly explains and quantifies revisions made in accordance with paragraph 26 of SFAS 154, and advise your independent accountant to (i) revise their report to refer to the restatement and the explanatory note and (ii) re-date or dual-date their report, as necessary, to comply with AICPA Auditing Standards Section 561.06a.*
>
> The audited financial statements have been revised to address the above comment. Specifically, the restatement is disclosed prominently on the face of the financial statements, a note has been added pertaining to paragraph 26 of SFAS 154 and the Independent Accountant's Report has been has been revised to refer to the restatement and the explanatory note and to dual-date the report.

Notes to Financial Statements

Note A — Summary of Significant Accounting Policies

General

> 5. *It appears that your footnote regarding trademark costs was removed from the notes to your audited financial statements. Please revise to reinsert this note or tell us why you believe it appropriate to exclude such disclosure.*
>
> The footnote regarding trademark costs has been re-inserted in the notes to the audited financial statements.

We trust this response has addressed your comments. Please do not hesitate to let us know of any additional questions or comments that the staff may have. Thank you.

Sincerely,



Henry B. Levi,
For the Firm

HBL:git
Enclosures

NATIONAL HOUSECARE, INC.
CALCULATION OF DILUTION PER SHARE

	NUMBER OF SHARES
TOTAL SHARES OUTSTANDING	6,480,000
COMMITTED RESTRICTED STOCK SHARES	892,500
ADDITIONAL SHARES - MINIMUM OFFERING	3,125,000
ADDITIONAL SHARES - MAXIMUM OFFERING	4,462,500
TOTAL PRO FORMA SHARES OUTSTANDING - POST OFFERING	
MINIMUM OFFERING	10,497,500
MAXIMUM OFFERING	11,835,000

	DOLLARS	
STOCKHOLDERS EQUITY SEPTEMBER 30, 2007	(183,250)	(183,438)
ADD'L ESTIMATED OFFERING EXPENSES POST-SEPT 30	(80,000)	
GROSS OFFERING PROCEEDS - MINIMUM OFFERING	3,500,000	
GROSS OFFERING PROCEEDS - MAXIMUM OFFERING	4,998,000	
ADJUSTED STOCKHOLDERS EQUITY - MINIMUM OFFERING	3,236,750	
ADJUSTED STOCKHOLDERS EQUITY - MAXIMUM OFFERING	4,734,750	
ACTUAL BOOK VALUE PER SHARE SEPT. 30, 2007	(0.03)	
PRO FORMA BOOK VALUE PER SHARE MINIMUM OFFERING	0.31	
PRO FORMA BOOK VALUE PER SHARE MAXIMUM OFFERING	0.40	
OFFERING PRICE PER SHARE	1.12	

PRO FORMA DILUTION PER INVESTOR - MINIMUM OFFERING	0.81	**(1.12 MINUS 0.31)**
PRO FORMA DILUTION PER INVESTOR - MAXIMUM OFFERING	0.72	**(1.12 MINUS 0.40)**

DILUTION AS % OF OFFERING PRICE - MINIMUM OFFERING	72.47%
DILUTION AS % OF OFFERING PRICE - MAXIMUM OFFERING	64.28%

CALCULATION OF ADJUSTED STOCKHOLDERS EQUITY - MINIMUM OFFERING:	
STOCKHOLDERS EQUITY SEPTEMBER 30, 2007	(183,250)
ADD'L ESTIMATED OFFERING EXPENSES POST-SEPT 30	(80,000)
GROSS OFFERING PROCEEDS - MINIMUM OFFERING	3,500,000
TOTAL	3,236,750

CALCULATION OF ADJUSTED STOCKHOLDERS EQUITY - MAXIMUM OFFERING:	
STOCKHOLDERS EQUITY SEPTEMBER 30, 2007	(183,250)
ADD'L ESTIMATED OFFERING EXPENSES POST-SEPT 30	(80,000)
GROSS OFFERING PROCEEDS - MAXIMUM OFFERING	4,998,000
TOTAL	4,734,750

CALCULATION OF PRO FORMA BOOK VALUE/SHARE - MINIMUM OFFERING:	
ADJUSTED STOCKHOLDERS EQUITY - MINIMUM OFFERING	3,236,750
DIVIDED BY TOTAL PRO FORMA SHARES OUTST - MINIMUM	10,497,500
IN	0.31

CALCULATION OF PRO FORMA BOOK VALUE/SHARE - MAXIMUM OFFERING:	
ADJUSTED STOCKHOLDERS EQUITY - MAXIMUM OFFERING	4,734,750
DIVIDED BY TOTAL PRO FORMA SHARES OUTST - MAXIMUM	11,835,000
4,734,750/11,835,000 =	0.40